Exhibit 99.1

FOR IMMEDIATE RELEASE	July 29, 2010

Forbes Medi-Tech receives Formal Offer from Pharmachem Laboratories, Inc.

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced that Pharmachem Laboratories, Inc. (“Pharmachem”), a U.S.-based manufacturer and supplier of ingredients, including nutritionals, food and beverages, flavors and fragrances, has offered to acquire substantially all of the assets of the Company for cash consideration of US$1.9 million (the “Pharmachem Offer”). The Pharmachem Offer, which is not subject to a financing condition, exceeds the approximately US$1.4 million purchase price described in the asset purchase agreement between the MHT, LLC (“MHT”) and the Company (the “MHT Asset Purchase Agreement”) announced in the Company’s news release of July 13, 2010.

At a meeting held on Wednesday, July 28, 2010, the Company’s Board of Directors (the “Board”), concluded that the Pharmachem Offer is on more favorable terms to Forbes’ shareholders than the transaction with MHT and qualifies as a Superior Offer, as defined in the MHT Asset Purchase Agreement. As the Pharmachem Offer constitutes a Superior Offer, MHT has the right, but not the obligation, to make an offer at least as favorable to Forbes’ shareholders as the Pharmachem Offer within 5 business days. If MHT does not make another offer, the Board will consider, in consultation with its outside counsel, whether, in light of the Pharmachem Offer, the Board should withdraw its recommendation of the MHT Asset Purchase Agreement and Forbes should enter into a definitive agreement with Pharmachem for the Pharmachem Offer.

Following the completion of the sale of all or substantially all of the assets of the Company (the “Asset Sale”), Forbes intends on settling all of its contractual obligations, appointing a liquidator (Abakhan & Associates Inc.) to finalize and wind-up its affairs, and distributing the resulting net proceeds to its shareholders (the “Liquidation”). The Company previously announced that the expected proceeds of the distribution were Cdn $0.08 to Cdn $0.13 per share. If the Company completes the sale of all or substantially all of its assets to MHT or Pharmachem at the purchase price set forth in the Pharmachem Offer, the Company expects that the net proceeds of the Liquidation to be in the range of Cdn $0.14 to Cdn $0.19 per share.

The Asset Purchase Agreement with MHT remains in effect as of the date of this News Release.

Other Information

Forbes shareholders will be asked to approve the Asset Sale at an annual and special meeting of shareholders which is to be held on August 16, 2010 (the “Meeting”). Shareholders will also be asked to approve the Liquidation at the Meeting. The Board has unanimously recommended that shareholders vote in favour of both the Asset Sale and the Liquidation. Both the Asset Sale and the Liquidation will require the approval of two-thirds of Forbes shareholders present in person or represented by proxy at the Meeting. The President and CEO, each member of the Board and each senior officer of Forbes have indicated to the Company that they intend on voting all their shares owned or controlled in favour of both the Asset Sale and the Liquidation.

In connection with the wind-up of Forbes, one distribution will be made to shareholders which will include the cash proceeds realized under the Asset Sale less any payments made in respect of Forbes’s remaining ongoing costs and liabilities. The distribution is expected to occur within three to six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator, Abakhan & Associates Inc. It is expected that, following the distribution, Forbes’s common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of Forbes will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the wind-up of Forbes may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) Forbes’s net cash position at closing; (iii) the absence of unidentified claims; (iv) inventories of the Reducol business at the time of closing; or (v) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, Forbes can give no assurances as to the total amount and timing of distributions to Forbes’ shareholders.

If Forbes enters into a definitive agreement relating to the Pharmachem Offer, copies of the definitive agreement will be filed with the Canadian and US securities regulatory authorities and will be available at the Canadian SEDAR website at www.sedar.com and at the US EDGAR website at http://www.sec.gov. A management proxy circular in respect of the Meeting has been mailed to shareholders.

About Forbes Medi-Tech

Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About Pharmachem Laboratories, Inc.Pharmachem Laboratories, Inc. is a premier international innovator, manufacturer and supplier of the finest quality ingredients. They deliver optimal solutions tailored to meet customer needs across a complex matrix of industries including nutritionals, food and beverages, flavors and fragrances. For more information about Pharmachem Laboratories, Inc., please visit www.pharmachemlabs.com.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Pharmachem Offer and the MHT Asset Purchase Agreement. Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the Company will not complete the Asset Sale in accordance with the terms of the Pharmachem Offer or at all or that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify MHT or Pharmachem in accordance with the terms of the applicable purchase agreement. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

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